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o Message to Participants to Pennzoil 401(k) Plans

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Participants in Pennzoil 401(k) Plans - Important Information on UPR Tender
Offer


Participants in the Pennzoil Company Savings and Investment Plan and the Pennzoil Company Savings and Investment Plan for Hourly Employees [also known as 401(k) plans]:

1) Through your participation in the Pennzoil 401(k) plans, you have a beneficial interest in Pennzoil stock. Based on the most recent public information available, we believe that you have a right to direct Merrill Lynch Trust Co., the trustee of your 401(k) plans, to tender your shares to UPR. To confirm this right, please contact Merrill Lynch Trust Co. at the toll free number listed below in paragraph 2.

2) Merrill Lynch Trust Co. has mailed to Pennzoil 401(k) plan participants information on how to respond to UPR's $84 per share tender offer. It is our understanding that Merrill Lynch has given Pennzoil 401(k) plan participants until 3:30 P.M., Eastern Daylight Time, on July 18, 1997 to direct Merrill Lynch how to respond to UPR's tender offer. The toll free Merrill Lynch phone number established for participant inquiries on the Pennzoil 401(k) plans will be utilized by Merrill Lynch to record your instructions on whether to tender your Pennzoil shares.

This toll free number is 1-800-329-4015.

3) The $84 per share tender offer by UPR represents a 41% premium over Pennzoil's closing share price on the last trading day before UPR made its offer, a 56% premium over the closing price 30 days prior to the offer and a 56% premium over the average closing price for the previous 12 months.

4) UPR's information agent on the tender offer, Morrow & Co., Inc. is also available to provide information. A copy of the Offer to Purchase (i.e. the tender offer) and the related Letter of Transmittal can be obtained from Morrow & Co. Their toll free 800 number is 1-800-662-5200. Please ask for Rich Maney or John Ferguson.

5) You can make the difference. The best way for you to send a message that you support UPR's $84 per share tender offer is to direct Merrill Lynch Trust Co. to tender your Pennzoil shares to UPR on or prior to 3:30 P.M., Eastern Daylight Time, on July 18, 1997.

This is not an offer to purchase shares of Pennzoil, nor is it an offer to sell any UPR common stock which may be issued in a merger involving Pennzoil and a subsidiary of UPR. The cash tender offer by a subsidiary of UPR to acquire 50.1% of Pennzoil's common shares will be made solely by the Offer to Purchase and the related Letter of Transmittal. Any issuance of UPR common stock in any merger involving Pennzoil and a subsidiary of UPR would have to be registered under the Securities Act of 1933, as amended, and such UPR common stock would be offered only by means of a prospectus complying with such Act.